EXHIBIT 99.2

Q4

Supplementary Financial Information

Fourth Quarter 2012

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q4 2012	Q4 2011	$ change	% change		Total 2012	Total 2011	$ change	% change
Operating revenues	5,161	5,166	(5)	(0.1%)		19,975	19,497	478	2.5%
Operating costs (A)	(3,205)	(3,238)	33	1.0%		(11,867)	(11,627)	(240)	(2.1%)
Employee benefit plans service cost	(60)	(59)	(1)	(1.7%)		(225)	(241)	16	6.6%
EBITDA (3)	1,896	1,869	27	1.4%		7,883	7,629	254	3.3%
EBITDA margin (4)	36.7%	36.2%		0.5	pts	39.5%	39.1%		0.4	pts
Severance, acquisition and other costs	(70)	1	(71)	n.m.		(133)	(409)	276	67.5%
Depreciation	(692)	(661)	(31)	(4.7%)		(2,674)	(2,538)	(136)	(5.4%)
Amortization	(175)	(181)	6	3.3%		(714)	(723)	9	1.2%
Finance costs
Interest expense	(223)	(218)	(5)	(2.3%)		(865)	(853)	(12)	(1.4%)
Interest on employee benefit obligations	(239)	(245)	6	2.4%		(958)	(973)	15	1.5%
Expected return on employee benefit plan assets	267	260	7	2.7%		1,069	1,032	37	3.6%
Other income (expense)	242	(5)	247	n.m.		270	129	141	n.m.
Earnings before income taxes	1,006	820	186	22.7%		3,878	3,294	584	17.7%
Income taxes	(197)	(247)	50	20.2%		(825)	(720)	(105)	(14.6%)
Net earnings	809	573	236	41.2%		3,053	2,574	479	18.6%
Net earnings attributable to:
Common shareholders	708	486	222	45.7%		2,624	2,221	403	18.1%
Preferred shareholders	34	26	8	30.8%		139	119	20	16.8%
Non-controlling interest	67	61	6	9.8%		290	234	56	23.9%
Net earnings	809	573	236	41.2%		3,053	2,574	479	18.6%
Net earnings per common share - basic	$0.91	$0.62	$0.29	46.8%		$3.39	$2.88	$0.51	17.7%
Net earnings per common share - diluted	$0.91	$0.62	$0.29	46.8%		$3.39	$2.88	$0.51	17.7%

Dividends per common share	$0.5675	$0.5175	$0.050	9.7%		$2.2200	$2.0450	$0.175	8.6%

Average number of common shares outstanding - basic (millions)	775.0	778.1				774.3	771.4
Average number of common shares outstanding - diluted (millions)	775.4	778.7				774.6	771.8
Number of common shares outstanding (millions)	775.4	775.4				775.4	775.4

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	708	486	222	45.7%		2,624	2,221	403	18.1%
Severance, acquisition and other costs	46	(2)	48	n.m.		94	282	(188)	(66.7%)
Net gains on investments	(248)	-	(248)	n.m.		(256)	(89)	(167)	n.m.
Adjusted net earnings attributable to common shareholders (3)	506	484	22	4.5%		2,462	2,414	48	2.0%
Impact on net earnings per share	$(0.26)	$-	$(0.26)	n.m.		$(0.21)	$0.25	$(0.46)	n.m.
Adjusted EPS (3)	$0.65	$0.62	$0.03	4.8%		$3.18	$3.13	$0.05	1.6%

(A)	Excludes employee benefit plans service cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Operating revenues	19,975	5,161	4,982	4,923	4,909	19,497	5,166	4,910	4,955	4,466
Operating costs (A)	(11,867)	(3,205)	(2,926)	(2,820)	(2,916)	(11,627)	(3,238)	(2,907)	(2,908)	(2,574)
Employee benefit plans service cost	(225)	(60)	(37)	(62)	(66)	(241)	(59)	(62)	(61)	(59)
EBITDA	7,883	1,896	2,019	2,041	1,927	7,629	1,869	1,941	1,986	1,833
EBITDA margin	39.5%	36.7%	40.5%	41.5%	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%
Severance, acquisition and other costs	(133)	(70)	(24)	(20)	(19)	(409)	1	(130)	(219)	(61)
Depreciation	(2,674)	(692)	(674)	(664)	(644)	(2,538)	(661)	(628)	(638)	(611)
Amortization	(714)	(175)	(180)	(178)	(181)	(723)	(181)	(180)	(183)	(179)
Finance costs
Interest expense	(865)	(223)	(226)	(209)	(207)	(853)	(218)	(213)	(228)	(194)
Interest on employee benefit obligations	(958)	(239)	(240)	(239)	(240)	(973)	(245)	(244)	(245)	(239)
Expected return on employee benefit plan assets	1,069	267	267	268	267	1,032	260	259	259	254
Other income (expense)	270	242	(5)	53	(20)	129	(5)	11	145	(22)
Earnings before income taxes	3,878	1,006	937	1,052	883	3,294	820	816	877	781
Income taxes	(825)	(197)	(248)	(173)	(207)	(720)	(247)	(80)	(194)	(199)
Net earnings	3,053	809	689	879	676	2,574	573	736	683	582
Net earnings attributable to:
Common shareholders	2,624	708	569	773	574	2,221	486	642	590	503
Preferred shareholders	139	34	36	34	35	119	26	33	31	29
Non-controlling interest	290	67	84	72	67	234	61	61	62	50
Net earnings	3,053	809	689	879	676	2,574	573	736	683	582
Net earnings per common share - basic	$3.39	$0.91	$0.74	$1.00	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Net earnings per common share - diluted	$3.39	$0.91	$0.74	$1.00	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67

Dividends per common share	$2.2200	$0.5675	$0.5675	$0.5425	$0.5425	$2.0450	$0.5175	$0.5175	$0.5175	$0.4925

Average number of common shares outstanding - basic (millions)	774.3	775.0	774.2	773.7	774.3	771.4	778.1	777.6	776.6	752.9
Average number of common shares outstanding - diluted (millions)	774.6	775.4	774.8	774.0	774.7	771.8	778.7	778.2	777.1	753.5
Number of common shares outstanding (millions)	775.4	775.4	774.6	773.9	773.6	775.4	775.4	778.0	777.5	754.1

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	2,624	708	569	773	574	2,221	486	642	590	503
Severance, acquisition and other costs	94	46	19	15	14	282	(2)	82	162	40
Net gains on investments	(256)	(248)	-	-	(8)	(89)	-	-	(89)	-
Adjusted net earnings attributable to common shareholders	2,462	506	588	788	580	2,414	484	724	663	543
Impact on net earnings per share	$(0.21)	$(0.26)	$0.02	$0.02	$0.01	$0.25	$-	$0.10	$0.10	$0.05

Adjusted EPS	$3.18	$0.65	$0.76	$1.02	$0.75	$3.13	$0.62	$0.93	$0.86	$0.72

(A)	Excludes employee benefit plans service cost

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2012	Q4 2011	$ change	% change		Total 2012	Total 2011	$ change	% change

Revenues
Bell Wireline	2,608	2,709	(101)	(3.7%)		10,220	10,621	(401)	(3.8%)
Bell Wireless	1,458	1,365	93	6.8%		5,573	5,231	342	6.5%
Bell Media	591	578	13	2.2%		2,183	1,542	641	41.6%
Inter-segment eliminations	(80)	(76)	(4)	(5.3%)		(334)	(261)	(73)	(28.0%)
Total Bell	4,577	4,576	1	0.0%		17,642	17,133	509	3.0%
Bell Aliant	694	701	(7)	(1.0%)		2,761	2,775	(14)	(0.5%)
Inter-segment eliminations	(110)	(111)	1	0.9%		(428)	(411)	(17)	(4.1%)
Total BCE Inc.	5,161	5,166	(5)	(0.1%)		19,975	19,497	478	2.5%

Operating costs
Bell Wireline	(1,677)	(1,712)	35	2.0%		(6,300)	(6,466)	166	2.6%
Bell Wireless	(979)	(944)	(35)	(3.7%)		(3,463)	(3,408)	(55)	(1.6%)
Bell Media	(419)	(448)	29	6.5%		(1,622)	(1,208)	(414)	(34.3%)
Inter-segment eliminations	80	76	4	5.3%		334	261	73	28.0%
Total Bell	(2,995)	(3,028)	33	1.1%		(11,051)	(10,821)	(230)	(2.1%)
Bell Aliant	(380)	(380)	-	0.0%		(1,469)	(1,458)	(11)	(0.8%)
Inter-segment eliminations	110	111	(1)	(0.9%)		428	411	17	4.1%
Total BCE Inc.	(3,265)	(3,297)	32	1.0%		(12,092)	(11,868)	(224)	(1.9%)

EBITDA
Bell Wireline	931	997	(66)	(6.6%)		3,920	4,155	(235)	(5.7%)
Margin	35.7%	36.8%		(1.1	) pts	38.4%	39.1%		(0.7	) pts
Bell Wireless	479	421	58	13.8%		2,110	1,823	287	15.7%
Margin	32.9%	30.8%		2.1	pts	37.9%	34.8%		3.1	pts
Bell Media	172	130	42	32.3%		561	334	227	68.0%
Margin	29.1%	22.5%		6.6	pts	25.7%	21.7%		4.0	pts
Total Bell	1,582	1,548	34	2.2%		6,591	6,312	279	4.4%
Margin	34.6%	33.8%		0.8	pts	37.4%	36.8%		0.6	pts
Bell Aliant	314	321	(7)	(2.2%)		1,292	1,317	(25)	(1.9%)
Margin	45.2%	45.8%		(0.6	) pts	46.8%	47.5%		(0.7	) pts
Total BCE Inc.	1,896	1,869	27	1.4%		7,883	7,629	254	3.3%
Margin	36.7%	36.2%		0.5	pts	39.5%	39.1%		0.4	pts

Capital expenditures
Bell Wireline	561	647	86	13.3%		2,193	1,973	(220)	(11.2%)
Capital Intensity (5)	21.5%	23.9%		2.4	pts	21.5%	18.6%		(2.9	) pts
Bell Wireless	177	188	11	5.9%		637	619	(18)	(2.9%)
Capital Intensity	12.1%	13.8%		1.7	pts	11.4%	11.8%		0.4	pts
Bell Media	41	36	(5)	(13.9%)		93	91	(2)	(2.2%)
Capital Intensity	6.9%	6.2%		(0.7	) pts	4.3%	5.9%		1.6	pts
Total Bell	779	871	92	10.6%		2,923	2,683	(240)	(8.9%)
Capital Intensity	17.0%	19.0%		2.0	pts	16.6%	15.7%		(0.9	) pts
Bell Aliant	135	137	2	1.5%		592	573	(19)	(3.3%)
Capital Intensity	19.5%	19.5%		0.0	pts	21.4%	20.6%		(0.8	) pts
Total BCE Inc.	914	1,008	94	9.3%		3,515	3,256	(259)	(8.0%)
Capital Intensity	17.7%	19.5%		1.8	pts	17.6%	16.7%		(0.9	) pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11

Revenues
Bell Wireline	10,220	2,608	2,505	2,528	2,579	10,621	2,709	2,610	2,630	2,672
Bell Wireless	5,573	1,458	1,434	1,361	1,320	5,231	1,365	1,339	1,276	1,251
Bell Media	2,183	591	546	534	512	1,542	578	435	529	-
Inter-segment eliminations	(334)	(80)	(93)	(83)	(78)	(261)	(76)	(71)	(73)	(41)
Total Bell	17,642	4,577	4,392	4,340	4,333	17,133	4,576	4,313	4,362	3,882
Bell Aliant	2,761	694	698	687	682	2,775	701	700	692	682
Inter-segment eliminations	(428)	(110)	(108)	(104)	(106)	(411)	(111)	(103)	(99)	(98)
Total BCE Inc.	19,975	5,161	4,982	4,923	4,909	19,497	5,166	4,910	4,955	4,466

Operating costs
Bell Wireline	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
Bell Wireless	(3,463)	(979)	(880)	(805)	(799)	(3,408)	(944)	(858)	(816)	(790)
Bell Media	(1,622)	(419)	(390)	(382)	(431)	(1,208)	(448)	(354)	(406)	-
Inter-segment eliminations	334	80	93	83	78	261	76	71	73	41
Total Bell	(11,051)	(2,995)	(2,704)	(2,624)	(2,728)	(10,821)	(3,028)	(2,708)	(2,708)	(2,377)
Bell Aliant	(1,469)	(380)	(367)	(362)	(360)	(1,458)	(380)	(364)	(360)	(354)
Inter-segment eliminations	428	110	108	104	106	411	111	103	99	98
Total BCE Inc.	(12,092)	(3,265)	(2,963)	(2,882)	(2,982)	(11,868)	(3,297)	(2,969)	(2,969)	(2,633)

EBITDA
Bell Wireline	3,920	931	978	1,008	1,003	4,155	997	1,043	1,071	1,044
Margin	38.4%	35.7%	39.0%	39.9%	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%
Bell Wireless	2,110	479	554	556	521	1,823	421	481	460	461
Margin	37.9%	32.9%	38.6%	40.9%	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
Bell Media	561	172	156	152	81	334	130	81	123	-
Margin	25.7%	29.1%	28.6%	28.5%	15.8%	21.7%	22.5%	18.6%	23.3%	n.m.
Total Bell	6,591	1,582	1,688	1,716	1,605	6,312	1,548	1,605	1,654	1,505
Margin	37.4%	34.6%	38.4%	39.5%	37.0%	36.8%	33.8%	37.2%	37.9%	38.8%
Bell Aliant	1,292	314	331	325	322	1,317	321	336	332	328
Margin	46.8%	45.2%	47.4%	47.3%	47.2%	47.5%	45.8%	48.0%	48.0%	48.1%
Total BCE Inc.	7,883	1,896	2,019	2,041	1,927	7,629	1,869	1,941	1,986	1,833
Margin	39.5%	36.7%	40.5%	41.5%	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%

Capital expenditures
Bell Wireline	2,193	561	514	586	532	1,973	647	474	450	402
Capital Intensity	21.5%	21.5%	20.5%	23.2%	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Bell Wireless	637	177	152	172	136	619	188	150	168	113
Capital Intensity	11.4%	12.1%	10.6%	12.6%	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Bell Media	93	41	22	18	12	91	36	28	27	-
Capital Intensity	4.3%	6.9%	4.0%	3.4%	2.3%	5.9%	6.2%	6.4%	5.1%	n.m.
Total Bell	2,923	779	688	776	680	2,683	871	652	645	515
Capital Intensity	16.6%	17.0%	15.7%	17.9%	15.7%	15.7%	19.0%	15.1%	14.8%	13.3%
Bell Aliant	592	135	144	176	137	573	137	162	155	119
Capital Intensity	21.4%	19.5%	20.6%	25.6%	20.1%	20.6%	19.5%	23.1%	22.4%	17.4%
Total BCE Inc.	3,515	914	832	952	817	3,256	1,008	814	800	634
Capital Intensity	17.6%	17.7%	16.7%	19.3%	16.6%	16.7%	19.5%	16.6%	16.1%	14.2%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 5

Bell Wireline(2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2012	Q4 2011	% change		Total 2012	Total 2011	% change
Bell Wireline
Local & access	635	687	(7.6%)		2,632	2,852	(7.7%)
Long distance	191	219	(12.8%)		801	903	(11.3%)
Data (A)	1,448	1,450	(0.1%)		5,647	5,642	0.1%
Equipment & other	255	272	(6.3%)		827	911	(9.2%)
Total external revenues	2,529	2,628	(3.8%)		9,907	10,308	(3.9%)
Inter-segment revenues	79	81	(2.5%)		313	313	0.0%
Total Bell Wireline operating revenues	2,608	2,709	(3.7%)		10,220	10,621	(3.8%)
Operating costs	(1,677)	(1,712)	2.0%		(6,300)	(6,466)	2.6%
EBITDA	931	997	(6.6%)		3,920	4,155	(5.7%)
EBITDA Margin	35.7%	36.8%	(1.1	) pts	38.4%	39.1%	(0.7	) pts

Capital expenditures	561	647	13.3%		2,193	1,973	(11.2%)
Capital Intensity	21.5%	23.9%	2.4	pts	21.5%	18.6%	(2.9	) pts
Local
Network access services (NAS)
Residential (B)	2,940,314	3,276,121	(10.3%)		2,940,314	3,276,121	(10.3%)
Business	2,704,625	2,825,535	(4.3%)		2,704,625	2,825,535	(4.3%)
Total	5,644,939	6,101,656	(7.5%)		5,644,939	6,101,656	(7.5%)
Network access service net (losses)/activations
Residential (B)	(87,029)	(89,733)	3.0%		(335,807)	(332,766)	(0.9%)
Business	(36,641)	(13,947)	n.m.		(120,910)	(41,283)	n.m.
Total	(123,670)	(103,680)	(19.3%)		(456,717)	(374,049)	(22.1%)
Internet
High Speed Internet net activations (losses)	7,143	1,091	n.m.		32,288	15,426	n.m.
High Speed Internet subscribers EOP (C) (D)	2,115,243	2,112,752	0.1%		2,115,243	2,112,752	0.1%
TV
Net subscriber activations (E)	19,218	27,702	(30.6%)		69,445	68,221	1.8%
Total subscribers EOP (D) (E) (F)	2,155,983	2,103,579	2.5%		2,155,983	2,103,579	2.5%

(A)	Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.
(B)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(C)	At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.
(D)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.
(E)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of 2011.
(F)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireline
Local & access	2,632	635	654	665	678	2,852	687	710	726	729
Long distance	801	191	192	206	212	903	219	223	227	234
Data (A)	5,647	1,448	1,386	1,395	1,418	5,642	1,450	1,384	1,393	1,415
Equipment & other	827	255	195	185	192	911	272	212	208	219
Total external revenues	9,907	2,529	2,427	2,451	2,500	10,308	2,628	2,529	2,554	2,597
Inter-segment revenues	313	79	78	77	79	313	81	81	76	75
Total Bell Wireline operating revenues	10,220	2,608	2,505	2,528	2,579	10,621	2,709	2,610	2,630	2,672
Operating costs	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
EBITDA	3,920	931	978	1,008	1,003	4,155	997	1,043	1,071	1,044
EBITDA Margin	38.4%	35.7%	39.0%	39.9%	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%

Capital expenditures	2,193	561	514	586	532	1,973	647	474	450	402
Capital Intensity	21.5%	21.5%	20.5%	23.2%	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Local
Network access services (NAS)
Residential (B)	2,940,314	2,940,314	3,027,343	3,111,883	3,205,002	3,276,121	3,276,121	3,365,854	3,461,121	3,544,600
Business	2,704,625	2,704,625	2,741,266	2,766,006	2,800,124	2,825,535	2,825,535	2,839,482	2,854,844	2,871,862
Total	5,644,939	5,644,939	5,768,609	5,877,889	6,005,126	6,101,656	6,101,656	6,205,336	6,315,965	6,416,462
Network access service net (losses)/activations
Residential (B)	(335,807)	(87,029)	(84,540)	(93,119)	(71,119)	(332,766)	(89,733)	(95,267)	(83,479)	(64,287)
Business	(120,910)	(36,641)	(24,740)	(34,118)	(25,411)	(41,283)	(13,947)	(15,362)	(17,018)	5,044
Total	(456,717)	(123,670)	(109,280)	(127,237)	(96,530)	(374,049)	(103,680)	(110,629)	(100,497)	(59,243)
Internet
High Speed Internet net activations (losses)	32,288	7,143	13,416	(664)	12,393	15,426	1,091	(101)	1,275	13,161
High Speed Internet subscribers EOP (C) (D)	2,115,243	2,115,243	2,108,100	2,103,528	2,104,192	2,112,752	2,112,752	2,111,661	2,111,762	2,110,487
TV
Net subscriber activations (E)	69,445	19,218	15,846	16,758	17,623	68,221	27,702	26,169	6,292	8,058
Total subscribers EOP (D) (E) (F)	2,155,983	2,155,983	2,136,765	2,128,433	2,111,675	2,103,579	2,103,579	2,075,877	2,049,708	2,043,416

(A)	Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.
(B)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(C)	At the beginning of 2012, high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.
(D)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.
(E)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of 2011.
(F)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 7

Bell Wireless(2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2012	Q4 2011	% change		Total 2012	Total 2011	% change
Bell Wireless
Revenue
Service	1,312	1,222	7.4%		5,081	4,769	6.5%
Product	132	129	2.3%		438	422	3.8%
Total external Bell Wireless revenues	1,444	1,351	6.9%		5,519	5,191	6.3%
Inter-segment	14	14	0.0%		54	40	35.0%
Total Bell Wireless operating revenues	1,458	1,365	6.8%		5,573	5,231	6.5%
Operating costs	(979)	(944)	(3.7%)		(3,463)	(3,408)	(1.6%)
EBITDA	479	421	13.8%		2,110	1,823	15.7%
EBITDA margin (Total revenues)	32.9%	30.8%	2.1	pts	37.9%	34.8%	3.1	pts
EBITDA margin (Service revenues)	36.5%	34.5%	2.0	pts	41.5%	38.2%	3.3	pts

Capital expenditures	177	188	5.9%		637	619	(2.9%)
Capital intensity	12.1%	13.8%	1.7	pts	11.4%	11.8%	0.4	pts
Wireless gross activations	495,730	511,917	(3.2%)		1,802,837	1,936,396	(6.9%)
Postpaid	394,706	389,317	1.4%		1,388,187	1,402,965	(1.1%)
Wireless net activations	105,005	57,886	81.4%		260,650	185,434	40.6%
Postpaid (A)	143,834	131,986	9.0%		456,979	433,797	5.3%
Wireless subscribers EOP	7,681,032	7,427,482	3.4%		7,681,032	7,427,482	3.4%
Postpaid	6,425,045	5,975,166	7.5%		6,425,045	5,975,166	7.5%
Average revenue per unit (ARPU)($/month) (6)	56.72	54.50	4.1%		55.82	53.55	4.2%
Churn (%) (average per month) (7)	1.7%	2.1%	0.4	pts	1.7%	2.0%	0.3	pts
Prepaid	3.5%	4.2%	0.7	pts	3.6%	3.9%	0.3	pts
Postpaid	1.3%	1.5%	0.2	pts	1.3%	1.5%	0.2	pts
Usage per subscriber (min/month)	311	299	4.0%		302	283	6.7%
Cost of acquisition (COA) (8) ($/sub)	480	450	(6.7%)		416	403	(3.2%)

(A)	At the beginning of Q3 2012, our wireless postpaid net activations were reduced by 7,100 customers to adjust for customer deactivations.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireless
Revenue
Service	5,081	1,312	1,307	1,248	1,214	4,769	1,222	1,228	1,174	1,145
Product	438	132	113	99	94	422	129	102	92	99
Total external Bell Wireless revenues	5,519	1,444	1,420	1,347	1,308	5,191	1,351	1,330	1,266	1,244
Inter-segment	54	14	14	14	12	40	14	9	10	7
Total Bell Wireless operating revenues	5,573	1,458	1,434	1,361	1,320	5,231	1,365	1,339	1,276	1,251
Operating costs	(3,463)	(979)	(880)	(805)	(799)	(3,408)	(944)	(858)	(816)	(790)
EBITDA	2,110	479	554	556	521	1,823	421	481	460	461
EBITDA margin (Total revenues)	37.9%	32.9%	38.6%	40.9%	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
EBITDA margin (Service revenues)	41.5%	36.5%	42.4%	44.6%	42.9%	38.2%	34.5%	39.2%	39.2%	40.3%

Capital expenditures	637	177	152	172	136	619	188	150	168	113
Capital intensity	11.4%	12.1%	10.6%	12.6%	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Wireless gross activations	1,802,837	495,730	490,696	428,265	388,146	1,936,396	511,917	525,780	474,900	423,799
Postpaid	1,388,187	394,706	372,574	327,335	293,572	1,402,965	389,317	372,346	341,645	299,657
Wireless net activations	260,650	105,005	129,764	47,208	(21,327)	185,434	57,886	85,749	36,507	5,292
Postpaid (A)	456,979	143,834	148,502	102,067	62,576	433,797	131,986	126,854	94,309	80,648
Wireless subscribers EOP	7,681,032	7,681,032	7,576,027	7,453,363	7,406,155	7,427,482	7,427,482	7,369,596	7,283,847	7,247,340
Postpaid	6,425,045	6,425,045	6,281,211	6,139,809	6,037,742	5,975,166	5,975,166	5,843,180	5,716,326	5,622,017
Average revenue per unit (ARPU)($/month)	55.82	56.72	57.30	55.37	53.84	53.55	54.50	55.01	52.99	51.68
Churn (%)(average per month)	1.7%	1.7%	1.6%	1.7%	1.8%	2.0%	2.1%	2.0%	2.0%	1.9%
Prepaid	3.6%	3.5%	3.3%	3.7%	3.9%	3.9%	4.2%	3.9%	3.7%	3.7%
Postpaid	1.3%	1.3%	1.2%	1.3%	1.4%	1.5%	1.5%	1.5%	1.5%	1.4%
Usage per subscriber (min/month)	302	311	307	303	285	283	299	291	282	256
Cost of acquisition (COA)($/sub)	416	480	397	381	399	403	450	392	400	366

(A)	At the beginning of Q3 2012, our wireless postpaid net activations were reduced by 7,100 customers to adjust for customer deactivations.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 9

BCE Inc.
Net debt and other information

BCE Inc. - Net debt and preferreds

At December 31, 2012		BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,681	455	2,136
Long-term debt	11,304	2,582	13,886
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(108)	(19)	(127)
Net debt	14,575	3,018	17,593

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	December 31	September 30	June 30	March 31	Dec. 31
	2012	2012	2012	2012	2011

Debt due within one year	1,681	1,192	1,179	1,980	1,724
Long-term debt	11,304	11,367	11,440	10,030	10,070
Preferred shares - BCE (A)	1,698	1,698	1,698	1,698	1,558
Cash and cash equivalents	(108)	(512)	(769)	(369)	(140)
Net Debt	14,575	13,745	13,548	13,339	13,212

Net Debt / Adjusted EBITDA (B)	2.15	2.04	2.03	2.02	2.02
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and including 50% of preferred dividends	8.81	8.88	8.97	8.83	8.94

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011
Proportionate Net Debt	214	214	198	211	188	230	230	220	275
Proportionate EBITDA	462	146	124	128	64	278	113	62	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2012	Q4 2011	$ change	% change	Total 2012	Total 2011	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	645	676	(31)	(4.6%)	4,613	4,129	484	11.7%
Capital expenditures	(779)	(871)	92	10.6%	(2,923)	(2,683)	(240)	(8.9%)
Dividends paid on preferred shares	(39)	(31)	(8)	25.8%	(133)	(118)	(15)	(12.7%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(20)	(8)	(12)	n.m.	(78)	(31)	(47)	n.m.
Bell Aliant distributions to BCE	48	48	-	0.0%	191	214	(23)	(10.7%)
FCF	(145)	(186)	41	22.0%	1,670	1,511	159	10.5%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	4,613	645	1,370	1,593	1,005	4,129	676	1,651	1,065	737
Capital expenditures	(2,923)	(779)	(688)	(776)	(680)	(2,683)	(871)	(652)	(645)	(515)
Dividends paid on preferred shares	(133)	(39)	(27)	(34)	(33)	(118)	(31)	(31)	(28)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(78)	(20)	(19)	(26)	(13)	(31)	(8)	(11)	(12)	-
Bell Aliant distributions to BCE	191	48	48	47	48	214	48	48	47	71
FCF	1,670	(145)	684	804	327	1,511	(186)	1,005	427	265

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailing 12 months data.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

	December 31	September 30	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2012	2012	2012	2011
ASSETS
Current assets
Cash	117	130	82	130	130
Cash equivalents	10	418	706	267	45
Trade and other receivables	2,910	2,822	2,734	2,846	3,113
Current tax receivable	36	72	68	38	43
Inventory	392	407	366	361	427
Prepaid expenses	301	361	409	397	262
Other current assets	145	120	137	128	152
Total current assets	3,911	4,330	4,502	4,167	4,172
Non-current assets
Property, plant and equipment	20,007	19,916	19,792	18,897	18,785
Intangible assets	8,087	7,751	7,859	7,983	8,013
Deferred tax assets	244	284	309	314	329
Investments in associates and joint ventures	897	780	322	314	307
Other non-current assets	637	529	491	576	629
Goodwill	7,185	7,185	7,185	7,185	7,185
Total non-current assets	37,057	36,445	35,958	35,269	35,248
Total assets	40,968	40,775	40,460	39,436	39,420
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,915	3,708	3,699	3,516	4,077
Interest payable	128	149	156	154	134
Dividends payable	453	459	433	432	415
Current tax liabilities	113	243	147	43	47
Debt due within one year	2,136	1,563	1,526	2,386	2,106
Total current liabilities	6,745	6,122	5,961	6,531	6,779
Non-current liabilities
Long-term debt	13,886	14,021	14,095	12,682	12,721
Deferred tax liabilities	761	630	710	832	881
Employee benefit obligation	3,422	4,064	3,541	2,933	2,719
Other non-current liabilities	1,429	1,402	1,330	1,517	1,561
Total non-current liabilities	19,498	20,117	19,676	17,964	17,882
Total liabilities	26,243	26,239	25,637	24,495	24,661

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,395	3,395	3,115
Common shares	13,611	13,578	13,549	13,540	13,566
Shares subject to cancellation	-	-	-	-	(50)
Contributed surplus	2,557	2,555	2,547	2,536	2,527
Accumulated other comprehensive (loss) income	(6)	(15)	8	(6)	5
Deficit	(5,682)	(5,839)	(5,573)	(5,472)	(5,385)
Equity attributable to BCE shareholders	13,875	13,674	13,926	13,993	13,778
Non-controlling interest	850	862	897	948	981
Total equity	14,725	14,536	14,823	14,941	14,759
Total liabilities and equity	40,968	40,775	40,460	39,436	39,420
Number of common shares outstanding	775.4	774.6	773.9	773.6	775.4

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2012	Q4 2011	$ change		Total 2012	Total 2011	$ change
Net earnings	809	573	236		3,053	2,574	479
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	70	(1)	71		133	409	(276)
Depreciation and amortization	867	842	25		3,388	3,261	127
Net employee benefit plans cost	32	44	(12)		114	182	(68)
Net interest expense	222	216	6		859	832	27
Gains on investments	(248)	-	(248)		(256)	(89)	(167)
Income taxes	197	247	(50)		825	720	105
Contributions to employee benefit plans	(936)	(961)	25		(1,192)	(1,491)	299
Payments under other employee future benefit plans	(19)	(19)	-		(73)	(75)	2
Severance and other costs paid	(42)	(75)	33		(232)	(438)	206
Acquisition costs paid	(5)	(28)	23		(101)	(70)	(31)
Interest paid	(236)	(234)	(2)		(835)	(795)	(40)
Income taxes paid (net of refunds)	(91)	(73)	(18)		(280)	(130)	(150)
Operating assets and liabilities	243	307	(64)		149	(21)	170
Cash flows from operating activities	863	838	25		5,552	4,869	683
Bell Aliant dividends/distributions paid to BCE	48	48	-		191	214	(23)
Capital expenditures	(914)	(1,008)	94		(3,515)	(3,256)	(259)
Cash dividends paid on preferred shares	(39)	(31)	(8)		(133)	(118)	(15)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(85)	(72)	(13)		(340)	(315)	(25)
Acquisition costs paid	5	28	(23)		101	70	31
Bell Aliant Free Cash Flow	(23)	11	(34)		(186)	47	(233)
Free Cash Flow (3)	(145)	(186)	41		1,670	1,511	159
Bell Aliant free cash flow, excluding dividends/distributions paid	(25)	(59)	34		(5)	(261)	256
Business acquisitions	(8)	-	(8)		(13)	(680)	667
Acquisition costs paid	(5)	(28)	23		(101)	(70)	(31)
Business dispositions	-	-	-		-	2	(2)
Increase in investments	(192)	(6)	(186)		(593)	(12)	(581)
Decrease in investments	-	6	(6)		16	56	(40)
Other investing activities	6	2	4		12	6	6
Increase (decrease) in notes payable and bank advances	483	54	429		377	30	347
Increase (reduction) in securitized trade receivables	-	32	(32)		(15)	(318)	303
Issue of long-term debt	22	8	14		1,055	2,314	(1,259)
Repayment of long-term debt	(112)	(342)	230		(946)	(2,350)	1,404
Cash dividends paid on common shares	(440)	(403)	(37)		(1,683)	(1,520)	(163)
Issue of common shares	9	37	(28)		39	152	(113)
Repurchase of common shares	-	(143)	143		(107)	(143)	36
Issue of preferred shares	-	-	-		280	345	(65)
Issue of equity securities by subsidiaries to non-controlling interest	-	115	(115)		11	403	(392)
Other financing activities	(14)	(16)	2		(45)	(61)	16
	(276)	(743)	467		(1,718)	(2,107)	389
Net (decrease) increase in cash and cash equivalents	(421)	(929)	508		(48)	(596)	548
Cash and cash equivalents at beginning of period	548	1,104	(556)		175	771	(596)
Cash and cash equivalents at end of period	127	175	(48)		127	175	(48)

Other information
Cash flow per share (9)	$(0.07)	$(0.23)	$(0.16)		$2.63	$2.09	$0.54
Annualized cash flow yield (10)	5.1%	4.6%	0.5	pts	5.1%	4.6%	0.5	pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Net earnings	3,053	809	689	879	676	2,574	573	736	683	582
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	133	70	24	20	19	409	(1)	130	219	61
Depreciation and amortization	3,388	867	854	842	825	3,261	842	808	821	790
Net employee benefit plans cost	114	32	10	33	39	182	44	47	47	44
Net interest expense	859	222	223	208	206	832	216	210	214	192
Gains on investments	(256)	(248)	-	-	(8)	(89)	-	-	(89)	-
Income taxes	825	197	248	173	207	720	247	80	194	199
Contributions to employee benefit plans	(1,192)	(936)	(81)	(89)	(86)	(1,491)	(961)	(91)	(85)	(354)
Payments under other employee future benefit plans	(73)	(19)	(18)	(18)	(18)	(75)	(19)	(18)	(20)	(18)
Severance and other costs paid	(232)	(42)	(43)	(49)	(98)	(438)	(75)	(44)	(66)	(253)
Acquisition costs paid	(101)	(5)	(39)	(32)	(25)	(70)	(28)	(7)	(31)	(4)
Interest paid	(835)	(236)	(222)	(197)	(180)	(795)	(234)	(178)	(216)	(167)
Income taxes paid (net of refunds)	(280)	(91)	(39)	(46)	(104)	(130)	(73)	(24)	(25)	(8)
Operating assets and liabilities	149	243	(17)	178	(255)	(21)	307	267	(265)	(330)
Cash flows from operating activities	5,552	863	1,589	1,902	1,198	4,869	838	1,916	1,381	734
Bell Aliant dividends/distributions paid to BCE	191	48	48	47	48	214	48	48	47	71
Capital expenditures	(3,515)	(914)	(832)	(952)	(817)	(3,256)	(1,008)	(814)	(800)	(634)
Cash dividends paid on preferred shares	(133)	(39)	(27)	(34)	(33)	(118)	(31)	(31)	(28)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(340)	(85)	(85)	(91)	(79)	(315)	(72)	(75)	(77)	(91)
Acquisition costs paid	101	5	39	32	25	70	28	7	31	4
Bell Aliant Free Cash Flow	(186)	(23)	(48)	(100)	(15)	47	11	(46)	(127)	209
Free Cash Flow	1,670	(145)	684	804	327	1,511	(186)	1,005	427	265
Bell Aliant free cash flow, excluding dividends/distributions paid	(5)	(25)	-	53	(33)	(261)	(59)	(2)	80	(280)
Business acquisitions	(13)	(8)	(3)	-	(2)	(680)	-	-	(680)	-
Acquisition costs paid	(101)	(5)	(39)	(32)	(25)	(70)	(28)	(7)	(31)	(4)
Business dispositions	-	-	-	-	-	2	-	-	-	2
Increase in investments	(593)	(192)	(399)	(1)	(1)	(12)	(6)	(2)	(2)	(2)
Decrease in investments	16	-	5	1	10	56	6	2	45	3
Other investing activities	12	6	1	4	1	6	2	1	(1)	4
Increase (decrease) in notes payable and bank advances	377	483	15	(387)	266	30	54	106	(656)	526
(Reduction) increase in securitized trade receivables	(15)	-	10	(13)	(12)	(318)	32	-	(348)	(2)
Issue of long-term debt	1,055	22	11	1,011	11	2,314	8	3	1,301	1,002
Repayment of long-term debt	(946)	(112)	(116)	(633)	(85)	(2,350)	(342)	(193)	(1,739)	(76)
Cash dividends paid on common shares	(1,683)	(440)	(420)	(420)	(403)	(1,520)	(403)	(402)	(371)	(344)
Issue of common shares	39	9	4	8	18	152	37	15	51	49
Repurchase of common shares	(107)	-	-	-	(107)	(143)	(143)	-	-	-
Issue of preferred shares	280	-	-	-	280	345	-	345	-	-
Issue of equity securities by subsidiaries to non-controlling interest	11	-	9	1	1	403	115	-	-	288
Other financing activities	(45)	(14)	(2)	(5)	(24)	(61)	(16)	(43)	28	(30)
	(1,718)	(276)	(924)	(413)	(105)	(2,107)	(743)	(177)	(2,323)	1,136
Net (decrease) increase in cash and cash equivalents	(48)	(421)	(240)	391	222	(596)	(929)	828	(1,896)	1,401
Cash and cash equivalents at beginning of period	175	548	788	397	175	771	1,104	276	2,172	771
Cash and cash equivalents at end of period	127	127	548	788	397	175	175	1,104	276	2,172

Other information
Cash flow per share	$2.63	$(0.07)	$0.98	$1.23	$0.49	$2.09	$(0.23)	$1.43	$0.76	$0.13
Annualized cash flow yield	5.1%	5.1%	4.9%	6.0%	5.1%	4.6%	4.6%	3.8%	3.3%	4.3%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)

We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

(3)

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including employee benefit plans service costs). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Fourth Quarter 2012 Page 15